SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

NexPoint Real Estate Strategies Fund

(Name of Issuer)

Class Z Shares of Beneficial Interest

(Title of Class of Securities)

65342M309

(CUSIP NUMBER)

Jason Post, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65342M309	13D/A	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,389.635
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,389.635
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,389.635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65342M309	13D/A	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 219,310.241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 219,310.241

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,310.241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65342M309	13D/A	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,200.173
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 157,200.173
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,200.173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 3 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”) relating to the Class Z Shares of Beneficial Interests (the “Shares”), of NexPoint Real Estate Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

James D. Dondero is the President of Strand Advisors, Inc., a Delaware corporation (“Strand”), and controls NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”). Strand is the general partner of Highland Capital. NexPoint GP is the general partner of NexPoint Advisors, L.P., a Delaware limited partnership and the investment advisor to the Issuer (“NexPoint”). Nancy Marie Dondero is the trustee of a trust (the “Trust”). This Schedule 13D relates to Shares of the Issuer held by (i) Highland Capital, (ii) NexPoint and (iii) the Trust.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant and amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 17, 2016, as subsequently amended on November 21, 2016, as subsequently amended on August 16, 2017. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

As of June 4, 2018, the Reporting Persons had invested approximately $4,370,318.09 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital and/or affiliated funds of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a) As of June 4, 2018, (i) Highland Capital may be deemed to beneficially own 56,389.635 Shares, which represents approximately 10.8% of the outstanding Shares; (ii) James D. Dondero may be deemed to beneficially own 219,310.241 Shares, which represents approximately 42.0% of the outstanding Shares; and (iii) Nancy Marie Dondero, in her capacity of trustee of the Trust, may be deemed to beneficially own 157,200.173 Shares, which represents approximately 30.2% of the outstanding Shares. James D. Dondero has the right to acquire beneficial ownership of the 157,200.1730 Shares owned by the Trust.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.[1]	56,389.635	0	56,389.635	0
James D. Dondero[2]	0	219,310.241	0	219,310.241
Nancy Marie Dondero [3]	157,200.173	0	157,200.173	0

[1]	These Shares are held directly by Highland Capital. Mr. Dondero is the President and the director of Strand, the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the Shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such Shares.
[2]	Includes Shares held by Mr. Dondero indirectly through (i) Highland Capital and (ii) NexPoint. Also includes Shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the Trust, for which he does not serve as trustee. Mr. Dondero is the President and the director of Strand, the general partner of Highland Capital, and controls NexPoint GP, the general partner of NexPoint, and may be deemed to be an indirect beneficial owner of the Shares held by Highland Capital and NexPoint. Mr. Dondero disclaims beneficial ownership of such Shares.
[3]	Includes Shares that Ms. Dondero may be deemed to beneficially own as the trustee of the Trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such Shares.

(c) There have been no transactions in the Shares during the past sixty (60) days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2018

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero